File No. 69-370


                                         SECURITIES AND EXCHANGE COMMISSION
                                                  Washington, D.C.


                                   FORM U-3A-2

              STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER
                                RULE U-2 FROM THE
             PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF
                                      1935



                              ROSEBUD ENERGY CORP.
                              --------------------


hereby files with the Securities and Exchange Commission, pursuant to Rule U-2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. In support of such claim for exemption the following information is submitted:

     1. NAME, STATE OF ORGANIZATION, LOCATIONS AND NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF.

     Rosebud Energy Corp. ("Rosebud") is a corporation incorporated in Montana. Rosebud's address is Diamond Block Building, Suite 210, 44 West 6th Avenue, Helena, Montana 59624, c/o Doney, Crowley, Bloomquist & Uda, PC. Rosebud was formed to own a general partnership interest in and be the sole general partner of Colstrip Energy Limited Partnership ("Colstrip"). Colstrip is a Montana limited partnership, with the same address as Rosebud, and was formed to own and operate a 35 megawatt electric generation facility ("Facility") located near Colstrip, Montana.

     2. A BRIEF DESCRIPTION OF THE PROPERTIES OF CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION, TRANSMISSION, AND DISTRIBUTION OF NATURAL OR MANUFACTURED GAS, INDICATING THE LOCATION OF
PRINCIPAL GENERATING PLANTS, TRANSMISSION LINES, PRODUCING FIELDS, GAS MANUFACTURING PLANTS, AND ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING ALL SUCH PROPERTIES WHICH ARE OUTSIDE THE STATE IN WHICH CLAIMANT AND ITS SUBSIDIARIES ARE ORGANIZED AND ALL TRANSMISSION OR PIPELINES WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF SUCH STATE.

     Rosebud owns no property used for the generation, transmission and distribution of electricity for sale, or for the production, transmission, and distribution of natural or manufactured gas. The only property owned by Colstrip is the Facility, which is located near Colstrip, Montana, and which sells all of its output at wholesale.

     3. THE FOLLOWING INFORMATION FOR THE LAST CALENDAR YEAR WITH RESPECT TO CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES:

     (A) NUMBER OF KWH OF ELECTRIC ENERGY SOLD (AT RETAIL OR WHOLESALE), AND MCF. OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL.

     The total number of kwh sold in calendar year 2002 was 173,750,248.

     (B) NUMBER OF KWH OF ELECTRIC ENERGY AND MCF, OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED.

         None.

     (C) NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF NATURAL OR MANUFACTURED GAS SOLD AT WHOLESALE OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED, OR AT THE STATE LINE.

         None.

     (D) NUMBER OF KWH OF ELECTRIC ENERGY AND MCF. OF NATURAL OR MANUFACTURED GAS PURCHASED OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED OR AT THE STATE LINE.

     None.

     4. THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD WITH RESPECT TO CLAIMANT AND EACH INTEREST IT HOLDS DIRECTLY OR INDIRECTLY IN AN EWG OR A FOREIGN UTILITY COMPANY, STATING MONETARY AMOUNTS IN UNITED STATES DOLLARS:

     (A) NAME, LOCATION, BUSINESS ADDRESS AND DESCRIPTION OF THE FACILITIES USED BY THE EWG OR FOREIGN UTILITY COMPANY FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS.

     Rosebud owns no interest in an EWG.

     (B) NAME OF EACH SYSTEM COMPANY THAT HOLDS AN INTEREST IN SUCH EWG OR FOREIGN UTILITY COMPANY; AND DESCRIPTION OF THE INTEREST HELD.

     None.

     (C) TYPE AND AMOUNT OF CAPITAL INVESTED, DIRECTLY OR INDIRECTLY, BY THE HOLDING COMPANY CLAIMING EXEMPTION; ANY DIRECT OR INDIRECT GUARANTEE OF THE SECURITY OF THE EWG OR FOREIGN UTILITY COMPANY BY THE HOLDING COMPANY CLAIMING EXEMPTIONS; AND ANY DEBT OR OTHER FINANCIAL OBLIGATION FOR WHICH THERE IS RECOURSE, DIRECTLY OR INDIRECTLY, TO THE HOLDING COMPANY CLAIMING EXEMPTION OR ANOTHER SYSTEM COMPANY, OTHER THAN THE EWG OR FOREIGN UTILITY COMPANY.

     None.

     (D) CAPITALIZATION AND EARNINGS OF THE EWG OR FOREIGN UTILITY COMPANY DURING THE REPORTING PERIOD.

     None.

     (E) IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACT(S) BETWEEN THE EWG OR FOREIGN UTILITY COMPANY AND A SYSTEM COMPANY, AND DESCRIBE THE SERVICES TO BE RENDERED OR GOODS SOLD AND FEES OR REVENUES UNDER SUCH AGREEMENT(S).

     None.

     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 2003.

                                                            ROSEBUD ENERGY CORP.



                                                    By:
                                                        /s/ Owen H. Orndorff
                                                        ------------------------
                                                        Owen H. Orndorff
                                                        Vice President


CORPORATE SEAL

Attest: Subscribed and Sworn to before me this 27th of February, 2003.



                                            /s/ Shannon Morgan
                                            ------------------------------------
                                            Residing at Boise, Idaho
                                                        ------------------------
                                            Expiration Date 6/10/2006
                                                            --------------------

Name, title, and address of Officer of whom notices and correspondence concerning this statement would be addressed:


 Owen H. Orndorff                                  Vice President
--------------------------------------------------------------------------------
         (Name)                                                        (Title)

 Diamond Block Bldg. Ste. 210 44 W 6th Ave. Helena, Montana 59624
--------------------------------------------------------------------------------
(Address)


Please send additional copy to:

         Mr. Matthew W. S. Estes, Esq.
         Skadden, Arps, Slate, Meagher & Flom
         1440 NEW YORK AVENUE, N.W.
         WASHINGTON, D.C.  20005

                                    EXHIBIT A


     Claimant has no subsidiary companies. The claimant's Balance Sheet and Statement of Operations as of December 31, 2002 are attached. In addition, inasmuch as claimant is general partner of Colstrip, Colstrip's Balance Sheet, Statement of Operations, Statement of Cash Flows, and Statement of Partners' Capital as of December 31, 2002 are attached.

                                                                       D R A F T


                              Rosebud Energy Corp.
                                  Balance Sheet
                                 As of 12/31/02

CURRENT CASH ASSETS:
Rosebud Fee Acct. - US Bank                             $ 2,685.70
Rosebud Operating Acct. - US Bank                         5,528.22
Rosebud Legal Fee Acct. - US Bank                         2,835.19
Rosebud FBO JPS Acct. - US Bank                             757.18
                                             -----------------------

TOTAL CASH                                                           $ 11,806.29

TOTAL CURRENT ASSETS                                                 $ 11,806.29

PROPERTY, PLANT AND EQUIPMENT:
Land                                                        1,000.00
Office Furniture and Fixtures                               9,610.58
Computer Equipment and Software                            10,424.94
Accumulated Depreciation                                  (18,052.61)
                                               -----------------------

TOTAL PROPERTY, PLANT AND EQUIPMENT                                  $  2,982.91

OTHER ASSETS:
Other Investments                                     $(12,616,184.51)
Receivable from BGI for RDO Loans                           965,055.96
                                               -----------------------

TOTAL OTHER ASSETS                                              $(11,651,128.55)

                                                        ------------------------

TOTAL ASSETS                                                    $(11,636,339.35)
                                                       =========================

                                                                       D R A F T


                              Rosebud Energy Corp.
                                  Balance Sheet
                                 As of 12/31/02

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Other Payable                                     $ 1,040,584.18
                                          ----------------------

TOTAL CURRENT LIABILITIES                                          $1,040,584.18
                                                                   -------------

TOTAL LIABILITIES                                                  $1,040,584.18

SHAREHOLDERS' EQUITY:
Shareholders' Equity                             $(6,858,819.24)
Retained Earnings                                 (5,229,714.78)
YTD Net Income                                      (588,389.51)

                                           ----------------------

TOTAL SHAREHOLDERS' EQUITY                                      $(12,676,923.53)

                                                      --------------------------

TOTAL LIABILITIES/SHAREHOLDERS' EQUITY                          $(11,636,339.35)
                                                      ==========================

                                                                       D R A F T



                              Rosebud Energy Corp.
                             STATEMENT OF OPERATIONS
                          For the Period Ended 12/31/02


REVENUES:
Professional Fees                                                    $  3,196.96
Interest Income                                                             1.02
TOTAL REVENUES                                                       $  3,197.98

OPERATING EXPENSES:
Accounting and Auditing Fees                                            2,430.00
Fees & Licenses                                                            15.00
Outside Services - Admin.                                                 371.96
Outside Services - Fin.                                               712,839.12
Outside Director's Fees                                                15,000.00
Miscellaneous                                                           1,006.30
Taxes                                                                      20.00
Depreciation                                                            2,886.12
                                                    ----------------------------

TOTAL OPERATING EXPENSES                                            $ 734,568.50
                                                    ----------------------------

TOTAL OPERATING INCOME                                              (731,370.52)
Gain(Loss) - Other Invest. - CELP                                     142,981.01
                                                    ----------------------------
                                                    ----------------------------


NET INCOME                                                        $ (588,389.51)
                                                    ============================

COLSTRIP ENERGY LIMITED PARTNERSHIP                                    D R A F T
BALANCE SHEETS
December 31,
--------------------------------------------------------------------------------

                                                                     2002                  2001
Assets
     Current assets
        Designated and restricted cash and cash equivalents          $1,792,255              $5,282,208
        Investments                                                           -                 308,000
        Receivable from NorthWestern Corporation                      1,583,371               1,999,847
        Special reserve account investments                             500,000                       -
        Prepaid expenses                                              1,607,998                 115,802
        Other                                                            94,812                 150,513
                                                                    -----------              ----------

           Total current assets                                       5,578,436               7,856,370

        Property, plant and equipment, net                           64,816,844              66,614,127
        Bond reserve fund investments                                 6,205,820               6,156,403
        Deferred charges                                              1,528,838               1,802,848
        Limestone inventory                                             487,318                 508,314
                                                                    -----------              ----------

           Total assets                                              78,617,256            $ 82,938,062
                                                                    -----------              ----------

Liabilities and Partners' Capital
     Current liabilities
        Current portion of term notes payable                                 -              $1,560,000
        Current portion of bonds payable                              2,000,000               1,800,000
        Accounts payable                                              2,010,577                 542,286
        Accrued expenses                                                358,596                 574,885
        Accrued interest                                                 82,418                 163,280
                                                                    -----------              ----------

           Total current liabilities                                  4,451,591               4,640,451

     Bonds payable                                                   55,300,000              57,300,000
                                                                    -----------              ----------

           Total liabilities                                         59,751,591              61,940,451

     Commitments (Note 12) and contingencies (Note 14)

     Partners' capital                                               18,741,915              20,907,065
     Accumulated other comprehensive income                             123,750                  90,546
                                                                    -----------              ----------

           Total liabilities and partners' capital                 $ 78,617,256            $ 82,938,062
                                                                    -----------              ----------


    The accompanying notes are an integral part of the financial statements.

COLSTRIP ENERGY LIMITED PARTNERSHIP                                    D R A F T
STATEMENT OF OPERATIONS
For the years ended December 31,
--------------------------------------------------------------------------------

                                                                      2002                   2001
Revenues
     Energy                                                        $ 10,338,452            $ 18,277,364
     Capacity                                                         2,212,309               3,666,215
     Interest income                                                    309,553                 398,855
     Other                                                              318,556                   1,255
                                                                    -----------              ----------
                                                                     13,178,870              22,343,689
                                                                    -----------              ----------
Raw materials
     Coal                                                             1,343,449               2,384,808
     Coal transport                                                     502,105                 698,937
     Coal royalty                                                       219,507                 382,854
     Limestone processing charge                                         92,896                 135,172
     Limestone transport                                                425,320                 483,754
     Limestone usage                                                     20,970                  31,731
     Fuel oil                                                             4,768                  59,563
Operating expenses
     Operations and maintenance (O & M) contract labor                2,508,566               2,422,136
     O & M non-labor                                                  1,556,158               1,049,979
     Professional fees                                                1,377,783               1,315,928
     Property, license and other taxes                                  221,649                 263,379
     Insurance                                                          261,051                 154,035
     Management fee to operator                                         104,000                 334,846
     Other                                                              162,388                 287,800
                                                                     -----------             ----------

        Total raw materials and operating expenses                    8,800,610              10,004,922
                                                                     -----------             ----------

Operating revenues available for debt service
     and other expenses                                               4,378,260              12,338,767
                                                                    -----------              ----------

Debt service expenses
     Interest                                                         1,222,776               2,132,848
     Loan fees                                                          976,881                 996,295

Expenses subordinate to debt service
     Bonus to operator                                                   22,171                  76,427

Depreciation and amortization                                         2,331,907               2,361,041
                                                                    -----------              ----------

        Total debt service and other expenses                         4,553,735               5,566,611
                                                                    -----------              ----------
Other income                                                          3,750,000                  -
                                                                    -----------              ----------

        Net income                                                   $3,574,525              $6,772,156
                                                                    -----------              ----------

    The accompanying notes are an integral part of the financial statements.
                                       3

COLSTRIP ENERGY LIMITED PARTNERSHIP                                    D R A F T
STATEMENT OF COMPREHENSIVE INCOME
For the years ended December 31,
--------------------------------------------------------------------------------

                                                                           2002                  2001

Net income                                                           $3,574,525              $6,772,156

Unrealized holding gain arising during period                           123,750                  90,546
                                                                    -----------              ----------
Comprehensive income                                                 $3,698,275              $6,862,702
                                                                    -----------              ----------



    The accompanying notes are an integral part of the financial statements.

COLSTRIP ENERGY LIMITED PARTNERSHIP                                    D R A F T
STATEMENT OF PARTNERS' CAPITAL (DEFICIT)
For the years ended December 31, 2002 and 2001
--------------------------------------------------------------------------------


                                    General Partner      Limited Partners          Total

Balance at December 31, 2000             (9,265,142)           28,884,648           19,619,506

Net income                                   270,886            6,501,270            6,772,156
Capital withdrawn                        (1,988,209)          (3,496,388)          (5,484,597)
                                   ------------------    -----------------    -----------------

Balance at December 31, 2001            (10,982,465)           31,889,530           20,907,065

Net income                                   142,980            3,431,545            3,574,525
Capital withdrawn                        (1,776,699)          (3,962,976)          (5,739,675)
                                   ------------------    -----------------    -----------------

Balance at December 31, 2002          $ (12,616,184)         $ 31,358,099         $ 18,741,915
                                   ------------------    -----------------    -----------------



    The accompanying notes are an integral part of the financial statements.

COLSTRIP ENERGY LIMITED PARTNERSHIP                                    D R A F T
STATEMENT OF CASH FLOWS
For the years ended December 31
--------------------------------------------------------------------------------

                                                                        2002               2001

Cash flows from operating activities:
     Net income                                                      $3,574,525          $6,772,156
     Adjustments to reconcile net income to net cash
        provided by operating activities:
           Depreciation and amortization                              2,331,908           2,361,041
           Amortization of investment discount                          (8,625)           (274,336)
           Gain on sale of investments                                (318,220)                   -
           Effect of changes in assets and liabilities:
              Receivable from Northwestern Corporation                  416,476           (101,928)
              Prepaid expenses and other assets                     (1,436,469)            (53,316)
              Inventory                                                  20,969              31,731
              Accounts payable and accrued expenses                   1,252,002              62,886
              Accrued interest                                         (80,862)            (64,188)
                                                                ---------------    ----------------

                 Net cash provided by operating activities            5,751,704           8,734,046
                                                                ---------------    ----------------

Cash flows from investing activities:
     Proceeds from maturities of available-for-sale investment
        securities                                                   13,837,317          27,450,797
     Purchase of available-for-sale investment securities          (13,718,685)        (26,357,572)
     Expenditures for property, plant and equipment                   (260,614)           (398,092)
                                                                 ---------------    ----------------

                 Net cash used in investing activities                (141,982)             695,133
                                                                 ---------------    ----------------

Cash flows from financing activities:
     Partner capital withdrawn                                      (5,739,675)         (5,484,597)
     Principal payments on bonds                                    (1,800,000)         (1,700,000)
     Principal payments on term notes                               (1,560,000)         (1,200,000)
                                                                 ---------------    ----------------

                 Net cash used in financing activities              (9,099,675)         (8,384,597)
                                                                 ---------------    ----------------

Net decrease in designated and restricted
     cash and equivalents                                           (3,489,953)           1,044,582

Designated and restricted cash and equivalents, beginning of year     5,282,208           4,237,626
                                                                 ---------------    ----------------

Designated and restricted cash and equivalents, end of year          $1,792,255          $5,282,208
                                                                 ---------------    ----------------

Supplemental Disclosures
Interest paid                                                         $1,303,638          $2,197,036
                                                                  ---------------    ----------------

    The accompanying notes are an integral part of the financial statements.
                                        6

COLSTRIP ENERGY LIMITED PARTNERSHIP                                    D R A F T
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001
--------------------------------------------------------------------------------

1.  ORGANIZATION AND OPERATION

Colstrip Energy Limited Partnership (the Partnership) owns and operates a 35-megawatt electric generation facility (the Project) near Colstrip, Montana. Commercial operations of the Project commenced on May 3, 1990.

At  December  31,  2002,  the  Partnership  consisted  of Rosebud  Energy  Corp.
(Rosebud), the general partner, and two limited partners: Harrier Power Corporation and Spruce Limited Partnership. The general partner of Spruce Limited Partnership is Spruce Power Corporation (which PG&E Generating Company purchased from Bechtel Enterprises, Inc. effective September 19, 1997 and is now indirectly wholly-owned by PG&E Generating Company) and the limited partner is Pitney Bowes Credit Corp. In January 2000, Enron Bighorn Acquisition Corp. purchased the stock of Harrier Power Corporation which had previously been owned by PG&E Generating Company. The original life of the Partnership is 40 years expiring in 2028.

The Project is a Federal Energy Regulatory Commission (FERC) certified Small Power Production Facility consisting of a circulating fluidized bed combustion boiler, an extraction/condensing steam turbine generator unit and related auxiliary equipment. The unit is fired by waste coal in the form of sub-bituminous coal refuse. NorthWestern Corporation has contracted to purchase electricity to be generated by the Project through June 2025.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Inventory - Inventory consists of limestone to be used in the power generation process and is stated at the lower of cost or market, with cost being determined by the first-in first-out method.

Investments - The Partnership classifies investments, special reserve account investments and bond reserve fund investments as available-for-sale securities which are stated at estimated fair value.

Property, plant and equipment - Property, plant and equipment is stated at historical cost net of accumulated depreciation. When property, plant and equipment is disposed of, the asset cost and related accumulated depreciation are removed from the Partnership's books and the net gain or loss is included in operations. Depreciation is provided using the straight-line method over estimated useful lives of fifty years for plant and systems, seven years for heavy operating equipment, and five years for land improvements, furniture, computer equipment, small tools and vehicles.

The Partnership reviews the carrying value of property, plant and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. No assets are considered impaired as of December 31, 2002 or 2001.

COLSTRIP ENERGY LIMITED PARTNERSHIP                                    D R A F T
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001
--------------------------------------------------------------------------------


Allocation of partnership income - Pursuant to the partnership agreement, net income and net losses are allocated 4% to Rosebud Energy Corp, 48% to Harrier Power Corporation and 48% to Spruce Limited partnership. The allocation percentages vary from year to year pursuant to the partnership agreement.

Allocation of gains and losses from capital transactions - Gains are first allocated to Partners with negative balances in their capital accounts in proportion to all negative balances. After all negative balances are restored, 50% of remaining gains are allocated to Rosebud Energy Corp with the remainder to be divided equally among the limited partners. Losses are first allocated to Partners with positive balances in proportion to all positive capital balances. After all positive capital balances are eliminated, 50% of remaining losses are allocated to Rosebud Energy Corp with the remainder to be divided equally among the limited partners.

Deferred charges - Costs of issuing bonds and notes are amortized using the effective interest rate method over the term of the related financing.

Income taxes - The Partnership is subject to the partnership provisions of the Internal Revenue Code and, accordingly, incurs no federal or state income taxes. Individual partners report their respective share of the Partnership's taxable income, loss, deductions and credits.

Financial instruments - Designated and restricted cash equivalents include highly liquid investments with original maturities of three months or less, readily convertible to known amounts of cash. The amounts reported as restricted and designated cash and equivalents, receivables, other assets, accounts payable and accrued expenses are considered to be reasonable approximations of their fair values. Bonds payable and term notes payable carrying values are considered to be a reasonable approximation of their fair values as these financial instruments bear variable interest rates. The fair value estimates presented herein were based on market information available to management as of December 31, 2002 and 2001. The use of different market assumptions and estimation methodologies could have a material effect on the estimated fair value amounts. The reported fair values do not take into consideration other expenses that would be incurred in an actual settlement.

Revenue recognition - NorthWestern Corp. has contracted to purchase electricity generated by the Project through June 2025. Revenue is recorded based on power generation at rates established by the Power Purchase Agreement ("PPA").

3.       COMPREHENSIVE INCOME

The only component of accumulative other comprehensive income is unrealized holding gains and losses on available-for-sale securities, changes for which have been displayed in the Statements of Comprehensive Income.

COLSTRIP ENERGY LIMITED PARTNERSHIP                                    D R A F T
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001
--------------------------------------------------------------------------------

4.       DESIGNATED AND RESTRICTED CASH AND EQUIVALENTS

Partnership revenues are deposited with an agent bank for disbursement in accordance with the terms of the partnership and credit agreements. Designated and restricted funds are as follows:

                                                                            2002                  2001
Designated cash and cash equivalents
     Cash available for operations
        First Interstate O&M non-labor                                       $ 852,567              $  53,603
        US Bank accounts                                                       514,382              3,922,956
        Raymond James account                                                    1,016                318,551
                                                                      -----------------    -------------------
                                                                             1,367,965              4,295,110
                                                                      -----------------    -------------------
Restricted cash and equivalents
     Credit Suisse debt service account                                        152,866                257,964
     Credit Suisse maintenance reserve account                                 270,116                192,911
     Credit Suisse O&M bonus and sub fee account                                     -                 35,313
     Credit Suisse special reserve account                                       1,308                500,910
                                                                      -----------------    -------------------
                                                                               424,290                987,098
                                                                      -----------------    -------------------

           Total designated and restricted cash and equivalents             $1,792,255             $5,282,208
                                                                      -----------------    -------------------


5.       AVAILABLE-FOR-SALE SECURITIES

                                               Maturity      Amortized Cost           Gross             Fair Value
                                                 Year                            Unrealized Gain

December 31, 2002
     Investments
            Money Market Account                 2003              $ 500,000             $     -            $ 500,000
     Bond reserve fund investments
            Federal Discount Notes               2009             $6,000,000           $ 123,750           $6,123,750
            Money Market Account                 2003              $  82,070             $     -            $  82,070

December 31, 2001
     Investments
            Certificates of Deposit              2002              $ 308,000             $     -            $ 308,000
     Bond reserve fund investments
            Federal Discount Notes               2008             $6,065,857            $ 90,546           $6,156,403


6.  PREPAID EXPENSES

On June 17, 2002 the Colstrip generation facility experienced a black-plant trip. The trip was caused by a lightening strike on the Northwest Power grid and

COLSTRIP ENERGY LIMITED PARTNERSHIP                                    D R A F T
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001
--------------------------------------------------------------------------------

caused a series of automatic shutdowns of the plant equipment. During the course of the equipment shutdowns, the steam turbine suffered damage due to the steam control valves failing to operate correctly. At the time of the incident the partnership possessed insurance policies for casualty loss as well as business interruption.

7.       PROPERTY, PLANT AND EQUIPMENT

                                                                                     December 31,
                                                                             2002                  2001

Land improvements                                                             $ 194,334              $  80,674
Land                                                                            496,240                496,240
Plant, equipment and systems                                                 86,923,042             86,806,649
Heavy operating equipment                                                     1,314,552              1,292,052
Small tools and equipment                                                       158,361                158,361
Office furniture and equipment                                                  203,123                202,554
Vehicles                                                                         77,260                 77,260
Construction in progress                                                          2,000                  1,124
                                                                        ----------------    -------------------

     Property, plant and equipment, at cost                                  89,368,912             89,114,914

     Less accumulated depreciation                                         (24,552,068)           (22,500,787)
                                                                        ----------------    -------------------

     Property, plant and equipment, net                                    $ 64,816,844           $ 66,614,127
                                                                        ----------------    -------------------


Depreciation of property, plant and equipment was $2,057,897 for 2002 and $2,053,247 for 2001.

8.       Deferred charges

Deferred charges and accumulated amortization were as follows:

                                                                                     December 31,
                                                                            2002                    2001

Bond financing                                                               $2,474,836               $2,474,836
Loan financing                                                                1,890,473                1,890,473
                                                                      ------------------    ---------------------

     Deferred charges at cost                                                 4,365,309                4,365,309

     Less accumulated amortization                                          (2,836,471)              (2,562,461)
                                                                      ------------------    ---------------------

     Deferred charges, net                                                   $1,528,838               $1,802,848
                                                                      ------------------    ---------------------

COLSTRIP ENERGY LIMITED PARTNERSHIP                                    D R A F T
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001
--------------------------------------------------------------------------------

9.         BONDS PAYABLE

The 1989 Series tax-exempt bonds were issued in October 1989 in the amount of $60,800,000. The bonds bear interest at weekly, monthly, semiannual, annual or term rates set at the option of the Partnership or, upon termination of a letter of credit, at a fixed interest rate until maturity. The weighted average interest rate for the tax-exempt bonds was 1.99% and 3.27% for the years ended December 31, 2002 and 2001, respectively.

The bonds mature in December 2015 and are subject to mandatory and optional redemption prior to maturity. Optional redemption, in whole or in part, may be made at the election of the Partnership at a redemption price of up to 102% of face value. The bonds are subject to mandatory redemption through a sinking fund requiring annual payments by the Partnership beginning in 2001. The bonds are payable from revenues of the Partnership or from a letter of credit.

Scheduled annual bond sinking fund requirements are as follows:

                                                             Amount Due
Year Ending
     2003                                                   $ 2,000,000
     2004                                                     2,200,000
     2005                                                     2,400,000
     2006                                                     2,600,000
     2007                                                     2,800,000
     Thereafter                                             $45,300,000

The Partnership has a letter of credit collateralizing bond and bond interest payables (Note 10). The bond agreement covenants require the Partnership, among other requirements, to maintain specific insurance coverages.

10.        LETTER OF CREDIT AND TERM NOTES PAYABLE

The Partnership has a Credit and Reimbursement Agreement ("Credit Agreement") providing for a Letter of Credit ("LOC") of $60,800,000 for bond principal payments and $2,400,000 for bond interest payments, term loans of $12,000,000 and additional credit facilities in the form of revolving credit loans of $1,000,000 and capacity expansion loans of $2,000,000. The LOC is reduced by bond principal payments made during the year. As of December 31, 2002 the LOC provided for $57,300,000 for bond principal payments and $2,242,000 for bond interest payments.

The LOC covering bond principal payments and bond interest payments expires in June 2006. The additional credit facilities expired in June 1999. Aggregate annual fees on the LOCs were approximately 1.17% through June 2001 and are approximately 1.29% thereafter. The Partnership paid LOC fees of $806,720 and $799,165 in 2002 and 2001, respectively.

The Partnership paid various administrative fees and out of pocket expenses related to the term loans which totaled $169,727 and $197,130 in 2002 and 2001, respectively.

Substantially all of the Partnership assets are pledged as collateral for the letter of credit and the term notes payable. The credit agreements provide for

COLSTRIP ENERGY LIMITED PARTNERSHIP                                    D R A F T
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001
--------------------------------------------------------------------------------

no other recourse by the lenders against the Partnership or any partner.

The Credit Agreement covenants require the Partnership, among other requirements, to maintain specific debt service coverage ratios and insurance coverages. Term notes payable are subject to an acceleration clause upon default of the covenants.

11.      RELATED PARTY TRANSACTIONS

Rosebud Operating Services, Inc. (ROSI) provides certain management, operation and maintenance services including coal and limestone transportation services to the Partnership for which it is reimbursed for expenses incurred on behalf of the Partnership. ROSI is an affiliate of the general partner. The operation and maintenance services agreement (O&M agreement) commenced on December 1, 2000 and runs through November 2005. The O&M agreement is renewable at the discretion of the Partnership for an additional 5-year period. Fees, reimbursable costs and payroll expense recorded by ROSI during 2002 and 2001 were $3,791,657 and $3,884,228, respectively, of which $156,915 and $117,310 were payable at December 31, 2002 and 2001, respectively.

In accordance with the partnership agreement, Rosebud Energy Corp. (Rosebud) shall be reimbursed all fees incurred on behalf of the partnership. Fees include payroll and payroll related expenses for ROSI employees designated to CELP operations from the Boise office, office expenses, and travel reimbursements to ROSI employees and Rosebud officers for conducting CELP business, etc. Beginning in 2001, CELP related payroll expenses and office expenses were paid directly to ROSI through a CELP bank account instead of through the Rosebud bank account. As a result, fees paid through the Rosebud account in 2002 were minimal in nature. The Partnership had receivables from Rosebud of $5,528 and $83,725 as of December 31, 2002 and 2001, respectively.

Pursuant to the Partnership Agreement, the general partner is entitled to receive an Incentive Operating Performance Distribution (IOPD) which is subordinate to certain other minimum cash distributions starting in 2003. In accordance with the Partnership agreement, an estimate of the total IOPD is calculated quarterly and a portion equal to one-fourth of the estimate is paid to the general partner, adjusted for distributions in prior quarters. The IOPD paid to the general partner was $455,708 and $822,747 in 2002 and 2001, respectively, and is reported as a withdrawal of partnership capital in each respective year. Undistributed IOPD at December 31, 2002 and 2001 was ($231,360) and $224,348, respectively. IOPD amounts not distributed bear interest at prime plus 1%.

Legal fees, including expenses incurred on behalf of the Partnership, in the amount of $548,977 and $456,123 were earned by the law firms of Owen H. Orndorff Law Offices and R. Lee Roberts in 2002 and 2001, respectively. Consulting fees, including expenses incurred on behalf of the Partnership, in the amount of $133,046 and $118,207 were earned by Jeffrey L. Smith in 2002 and 2001, respectively. Certain principals of these firms and Jeffrey L. Smith serve as officers and are shareholders of Rosebud. Amounts payable to these related parties total $96,450 and $108,284 at December 31, 2002 and 2001, respectively.

COLSTRIP ENERGY LIMITED PARTNERSHIP                                    D R A F T
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001
--------------------------------------------------------------------------------

12.      COMMITMENTS

The Partnership has entered into the following long-term operating commitments:

     o A cogeneration and long-term power purchase agreement with Montana Power Company to sell and deliver capacity and energy through June 2025. Charges include a fixed fee portion which escalates annually and a variable portion that is determined by the Montana Public Service Commission;

     o Refuse coal supply and backup coal supply agreements with Western Energy Company (WECo) to purchase all of the Partnership's coal requirements until 2025. Charges are modified in January and July of each year and are based on various complex indices;

     o A 1988 limestone supply agreement, amended in 1992, with Montana Limestone Company with an initial term ending in 2005, renewable for up to five additional five-year terms. A processing charge is paid by the Partnership in the amount of $3.00 per ton, increased by a 4% compounded annual escalation beginning January 1, 1993 ($4.43 per ton at December 31, 2002);

     o A 1991 limestone supply agreement with Montana Limestone Company with an initial term ending in 2021. A processing charge is paid by the Partnership in the amount of $3.00 per ton, increased by a 4% compounded annual escalation beginning September 1, 1990. The processing charge may be renegotiated in 2006. There was no limestone processed under this agreement through 2001;

     o A coal transport agreement with WECo, whereby WECo leases trucks from the Partnership for coal delivery. The agreement provides for WECo to operate and maintain the trucks and deliver coal through 2023. The charges are based on WECo's costs incurred with an additional markup. Rosebud Operating Services, Inc. performs maintenance on the trucks.

13.      CONCENTRATIONS OF RISK

The Partnership sells substantially all its power generation to NorthWestern Corporation. The Partnership does not require collateral on credit extended to NorthWestern Corporation and does not anticipate credit losses related to the receivable at December 31, 2002.

The Partnership's cash and investment balances held in financial institutions exceed federally insured amounts. The Partnership deposits cash in high-credit-quality financial institutions and limits the concentration of credit exposure by restricting investments with any single obligor.

14.      CONTINGENCIES

The Partnership's 1989 series tax-exempt bonds are subject to Internal Revenue Code Paragraph 148 regarding arbitrage rebate requirements. The rebate will be calculated based on earnings on non-purpose investments in excess of interest incurred on the tax-exempt bonds for the 5-year period ending October 2004. As of December 31, 2002 management believes that no rebate will be due for such period. Rebate amounts, if any, are due after each 5-year period the tax-exempt bonds are outstanding.